SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No _✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement for board meeting notice of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 10, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the board of directors (the "Board") of China Petroleum & Chemical Corporation (the "Company") will be held on Friday, 27 March 2009 to consider and (if thought fit) approve, among other things, the annual results of the Company for the year ended 31 December 2008.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC
16 March 2009

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*,
Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*,
Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: March 17, 2009